SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.___________)*


                   Interactive Flight Technologies, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                 45838C106
              -----------------------------------------------------
                                 (CUSIP Number)

                              December 31, 1998
              ----------------------------------------------------
                             (Date of Event)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[XX] Rule 13d-1(c)

[  ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45838C106           13G                    Page 2 of 4 Pages



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ruki Renov


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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

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   NUMBER OF      5    SOLE VOTING POWER
     SHARES            302,899
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             112,000
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             302,899
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       112,000
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      414,899
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       7.3%

-------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*



                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                          Page 3 of 4 Pages


Item 1.     (a)   Name of Issuer:

                  Interactive Flight Technologies, Inc.

            (b)   Address of Issuer's Principal Executive Offices:

                  3070 West Post Road
                  Las Vegas, NV  89118

Item 2.     (a)   Name of Person Filing:

                  Ruki Renov

            (b)   Address of Principal Business Office:

                    Ruki Renov's address is 172 Broadway,
                    Lawrence, NY  11559


            (c)   Citizenship:

                    United States.

            (d)   Title of Class of Securities:

                    Common Stock, $.01 par value ("shares")

            (e)   CUSIP Number:

                    45838C106


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act of 1940

            (e)   [ ]   An investment adviser in accordance with 240.13d-1
                        (b)(1)(ii)(E)

            (f)   [ ]   An employee benefit Plan or endowment fund in
                        accordance with 240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   A parent holding Company or control person in
                        accordance  with  240.13d-1(b)(1)(ii)(G)

            (h)   [ ]   A savings associations as defined in Section 3(b) of
                        the Federal Deposit Insurance Act

            (i)   [ ]   A church plan that is excluded from definition of an
                        investment company under section 3(c)(14) of the Investment Company Act of 1940.

                                                             Page 4 of 4 Pages
Item 4.     Ownership.

    (a) (b) Mrs. Renov may be deemed to beneficially own 414,899 shares or 7.3% of the Issuer's shares as follows:(i) 259,000 shares underlying a Unit Purchase Option ("UPO") to purchase 64,750 Units(1) consisting of 64,750 shares and 194,250 shares underlying 64,750 Class A Warrants and 129,500 Class B Warrants owned directly by Mrs. Renov (ii) 112,000 shares underlying a UPO owned by D.H. Blair & Co., Inc. ("Blair") (2), (iii)34,566 shares owned by a family limited partnership controlled by Mrs. Renov and (iv) 9,333 shares owned by Mr. Renov.


     (c) Ruki Renov has sole voting and dispositive control of shares owned by her. Mr.Renov shares voting and dispositive power over shares owned by Blair.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   Signature.


 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:    February 10, 1999              /s/ Ruki Renov
          New York, New York            ______________________
                                        Ruki Renov

______________________________________________________________________________

(1) Each Unit ("Unit") consists of one share and one Class A Common Stock Purchase Warrant ("Class A Warrant") and one Class B Common Stock Purchase Warrant ("Class B Warrant"). Each Class A Warrant entitles the holder to purchase one share and one Class B Warrant at an exercise price of $7.00 per share exercisable prior to March 7, 2,000.Each Class B Warrant entitles the holder to purchase one share at an exercise price of $9.75 to March 7, 2,000.


(2) Mr. and Mrs. Renov, collectively, are principal shareholders of Blair

(3) The filing of this statement shall not be deemed an admission by Mrs. Renov that she beneficially owns the securities attributed to her husband for any purpose. Mrs. Renov expressly disclaims beneficial ownership of all securities owned beneficially by him.